ONE LIBERTY PROPERTIES, INC.
60 Cutter Mill Road
Suite 303
Great Neck, New York 11021

October 18, 2012

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Daniel L. Gordon Branch Chief

Re:
One Liberty Properties Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2011
Filed March 14, 2012
File No. 001-09279
Form 10-Q for the Period Ended June 30, 2012
Filed August 8, 2012
File No. 001-09279

Dear Mr. Gordon:

Set forth below are the comments issued by the staff in its letter to the Company dated September 14, 2012 and our responses to this comment letter.

Form 10-K for the Year Ended December 31, 2011

Revenues, page 42

1.	Please tell us how you determined it was appropriate to not record straight-line rent beyond the expected useful life of a building and cite the authoritative literature upon which you relied.

Response:

In reviewing the policy disclosure, we determined that the referenced policy has never been applied to any of our leases and we will revise the disclosure in future filings by removing the sentence “It is our policy not to record straight-line rent beyond the expected useful life of a building”.

Notes to Consolidated Financial Statements, page F-8

Note 1 – Organization and Background, page F-8

2.	Please tell us how you account for your 50% tenancy in common interest and cite the authoritative literature upon which you relied.

Response:

In the Company’s consolidated financial statements, we account for our 50% tenancy in common interest as an undivided interest in accordance with ASC 970-810-45-1. In future filings, we will indicate in the notes to the consolidated financial statements that we account for our tenancy in common interest as an undivided interest in the assets, liabilities, revenues and expenses.

Form 10-Q for the Period Ended June 30, 2012

Note 2 – Basis of Preparation, page 7

3.
Please tell us how you determined that you are not the primary beneficiary of the VIE that holds the Plano, Texas property.  In your response, describe the shared power of the parties to the VIE and the reasons why you entered into a joint venture in which you retained a 90% interest but do not have power to direct the activities of the VIE that most significantly impact the VIE’s economic performance.

Response:

In February 2011, Robb & Stucky Limited LLLP, a retail furniture operator which leased the entire property in Plano, Texas, filed for bankruptcy protection. During and following the bankruptcy proceeding, which resulted in a rejection of the Robb & Stucky lease, the Company explored the highest and best use for this property. Trammel Crow Company and its affiliates (“TCC”), leasing and construction experts, approached us and advised us that this property was an excellent site on which to construct office buildings.  After extensive arms-length negotiations, the Company contributed the property to a joint venture for its 90% interest therein and TCC contributed $1.5 million in cash to the joint venture for its 10% interest therein. Because of TCC’s expertise in leasing and construction matters, its familiarity with the Plano market, and its extensive network of potential office building tenants at the site and the surrounding area, coupled with the Company’s lack of experience in developing and constructing office buildings, the parties agreed power should be shared equally until a development plan is approved. Any and all significant decisions to be made by the joint venture require the approval of both parties. For example, during the marketing period:

●	each partner must approve checks in excess of $25,000, and

●	each partner must approve among other things, any leases with new tenants, financing, sale or use other than office and retail.

    When the marketing period expires (February 2013), TCC is required to present a development plan to the Company for approval.  If the Company accepts the plan, then the power is still shared equally with the same ownership interest (90/10).  If the plan is rejected, TCC has the option to buy out the Company’s interest at a predetermined price.  If TCC does not exercise the buy out option, it will no longer be a manager of the venture and will not, with specified exceptions, have the right to vote or consent on items subject to the approval of all the partners (and thus loses control), at which point the Company will reconsider the primary beneficiary conclusion.

An entity is determined to be a primary beneficiary of a VIE if it meets both of the following two conditions:

Condition 1- Power to direct the activities of the VIE that most significantly impact the VIE’s economic performance.

Condition 2 – The obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company does not satisfy Condition 1 because power is shared by the two (unrelated) parties  - as no one party has the power to direct the activities of the VIE that most significantly impact the VIE’s performance, no party is the primary beneficiary.

Please be advised that in accordance with the staff’s request, the Company acknowledges each of the following:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

One Liberty Properties, Inc.

By:	/s/ David W. Kalish
Senior Vice President and
Chief Financial Officer

Cc:  Asher Gaffney, Esq.